51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Qwick Media Inc. (the “Company”)
104 – 8331 Eastlake Drive
Burnaby, BC  V5A 4W2

Item 2  Date of Material Change

May 2, 2019

Item 3  News Release

The news release was disseminated on May 6, 2019 through Stockwatch and Market News.

Item 4  Summary of Material Change

The Company announced that it has closed a share purchase agreement (the “Agreement”) dated February 11, 2019 with SFE Global Inc. (“SFE Global”) pursuant to which the Company purchased all of the issued and outstanding securities of SFE Global (the “SFE Securities”) from the owners of SFE Global (the “Transaction”). Pursuant to the Agreement, the Company paid an aggregate of $1,000 cash pro-rata to the three shareholders of SFE Global in exchange for all of the issued and outstanding SFE Securities. Following completion of the Transaction, SFE Global is a wholly-owned subsidiary of the Company.

Each of Ross Tocher, the Chief Executive Officer and a director of the Company, Glenn Cumyn and Kevin McMillan, directors of the Company, is considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) in that companies controlled by each of Messrs. Tocher, Cumyn and McMillan were shareholders of SFE Global, and the consideration paid to Messrs. Tocher, Cumyn and McMillan is considered a “related party transaction” within the meaning of MI 61-101 but is exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration paid to the related parties does not exceed 25% of the Company’s market capitalization.

Item 5  Full Description of Material Change

5.1         Full Description of Material Change

The material change is fully described in Item 4 above and in the attached News Releases.

Disclosure Required by MI 61-101

Pursuant to MI 61-101, the Transaction constituted a “related party transaction”, as companies controlled by each of Messrs. Tocher, Cumyn and McMillan were shareholders of SFE Global, and the consideration paid to Messrs. Tocher, Cumyn and McMillan is considered a “related party transaction” within the meaning of MI 61-101 but is exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration paid to the related parties does not exceed 25% of the Company’s market capitalization.

The following supplementary information is provided in accordance with Section 5.2 of MI 61‐101.

(a)	a description of the transaction and its material terms:

See Item 4 above for a description of the Transaction.

(b)	the purpose and business reasons for the transaction:

See Item 4 above for a description of the Transaction.

(c)	the anticipated effect of the transaction on the issuer’s business and affairs:

Following completion of the Transaction, SFE Global is a wholly-owned subsidiary of the Company.  See Item 4 above for a description of the Transaction.

(d)	a description of:

(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

R.J. Tocher Holdings Ltd., a company wholly owned by Ross J. Tocher, the Chief Executive Officer and director of the Company, received $333.33.

Cumyn Holdings Ltd., a company wholly owned by Glenn Cumyn, a director of the Company, received $333.33.

914676 Alberta Ltd., a company wholly owned by Kevin McMillan, a director of the Company, received $333.33.

(ii)
the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

As the consideration for the SFE Securities is cash only, the percentage of securities of the Company held by each of Messrs. Tocher, Cumyn and McMillan did not change.

(e)
unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

Each of Messrs. Tocher, Cumyn and McMillan abstained on the resolution of the board of directors approving the Agreement and the payment of the cash consideration to each of them.  A special committee was not established in connection with the approval of the Agreement, and no materially contrary view or abstention was expressed or made by any director.

(f)
a summary in accordance with section 6.5 of MI 61‐101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)	disclosure, in accordance with section 6.8 of MI 61‐101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:

(i)	that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h)
the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into the Agreement with SFE Global with respect to the Transaction.  See Item 4 for a description of the Agreement and its material terms.

(i)
disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61‐101 respectively, and the facts supporting reliance on the exemptions:

The Transaction is exempt from the valuation and minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration paid to the related parties did not exceed 25% of the Company’s market capitalization.

As this material change report is being filed less than 21 days before the anticipated closing of the Transaction, there is a requirement under MI 61-101 to explain why the shorter period is reasonable or necessary in the circumstances. In the view of the Company, such shorter period was reasonable and necessary in the circumstances because the Company wished to complete the Transaction in a timely manner.

5.2         Disclosure for Restructuring Transactions

N/A

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7  Omitted Information

None

Item 8  Executive Officer

Ross Tocher
CEO
Phone: 604.818.4909

Item 9  Date of Report

May 6, 2019

QWICK MEDIA INC.

CSE (CNSX): QMI
OTC: QWICKF

NEWS RELEASE

QWICK MEDIA COMPLETES ACQUISITION OF SFE GLOBAL

Vancouver, BC, May 6, 2019 – Qwick Media Inc. (CSE: QMI; OTC: QWICKF) (the “Company”) is pleased to announce that, on May 2, 2019, the Company closed its share purchase agreement with SFE Global Inc. (“SFE Global”) and each of the three shareholders of SFE Global (the “SFE Shareholders”), as previously announced on March 1, 2019, whereby the Company acquired all of the issued and outstanding securities of SFE Global (the “SFE Securities”) from the owners of SFE Global (the “Transaction”) in consideration for an aggregate of $1,000 paid pro-rata to the three SFE Shareholders. Following completion of the Transaction, SFE Global is a wholly-owned subsidiary of the Company.

Each of Ross Tocher, the Chief Executive Officer and a director of the Company, Glenn Cumyn and Kevin McMillan, directors of the Company, is considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) in that companies controlled by each of Messrs. Tocher, Cumyn and McMillan were shareholders of SFE Global, and the consideration paid to Messrs. Tocher, Cumyn and McMillan is considered a “related party transaction” within the meaning of MI 61-101 but is exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration paid to the related parties does not exceed 25% of the Company’s market capitalization.

For more information regarding the Transaction, please see the Company’s two news releases dated March 1, 2019, and news release dated March 22, 2019.

About SFE Global

SFE Global has delivered highly technical and professional infrastructure services to municipal and engineering clients for the past 26 years throughout North America. SFE Global is looking forward to a business unison between SFE Global and the Company to develop extensive data collection, infrastructure assessments and delivery solutions in connection with Smart City technologies.

QWICK MEDIA INC.

Ross Tocher
CEO

For further information, please contact:

Ross Tocher
Telephone: 604-818-4909
Email: ross@qwickmedia.com

Forward-Looking Statements

This news release contains forward-looking statements. All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements in this news release include statements regarding the future business plans of the Company following the Transaction. The forward-looking statements reflect management’s current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward-looking statements.

Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general market conditions and other factors beyond the control of the parties. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.